UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)

SCHERING AKTIENGESELLSCHAFT
(Name of Issuer)

Ordinary Shares, no par value
(Title of Class of Securities)

DE0007172009
(CUSIP Number of Class of Securities)

American Depositary Shares
(each representing one Ordinary Share)
(Title of Class of Securities)

806585204
(CUSIP Number of Class of Securities)

Dr. Roland Hartwig
Bayer Aktiengesellschaft
Bayerwerk, Gebaeude W11
Kaiser-Wilhelm-Allee
51368 Leverkusen
Germany
+49 (214) 3081195
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Ward A. Greenberg Cleary Gottlieb Steen & Hamilton LLP Neue Mainzer Strasse 52 60311 Frankfurt am Main Germany +49 69 97103 0

December 4 , 2006
(Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. DE0007172009, 806585204	13D

1.	Names of Reporting Persons: Bayer Schering GmbH (formerly Dritte BV GmbH) I.R.S. Identification No. of above person (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):			(a) ☐
(b) ☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
☐

6.	Citizenship or Place of Organization: Federal Republic of Germany

Number of Shares		7.	Sole Voting Power: 0
Beneficially
Owned by Each		8.	Shared Voting Power: 183, 657,998
Reporting
Person With		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 183, 657,998

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 183, 657,998

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☐

13.	Percent of Class Represented by Amount in Row (11): 96.220%(1)

14.	Type of Reporting Person (See Instructions): OO

(1)
The calculation of the foregoing percentage is based on 190,869,200 outstanding bearer shares ("Shares") with no par value of Schering Aktiengesellschaft ("Schering AG"), including Shares represented by American Depositary Shares ("ADSs").

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CUSIP No. DE0007172009, 806585204	13D

1.	Names of Reporting Persons: Bayer Aktiengesellschaft I.R.S. Identification No. of above person (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):			(a) ☐
(b) ☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, BK, OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
☐

6.	Citizenship or Place of Organization: Federal Republic of Germany

Number of Shares		7.	Sole Voting Power: 0
Beneficially
Owned by Each		8.	Shared Voting Power: 183,657, 998
Reporting
Person With		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 183,657, 998

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 183,657, 998

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☐

13.	Percent of Class Represented by Amount in Row (11): 96.220%(2)

14.	Type of Reporting Person (See Instructions): OO

(2)
The calculation of the foregoing percentage is based on 190,869,200 outstanding Shares, including Shares represented by ADSs.

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This Amendment No. 7 amends and supplements the statement on Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on June 19, 2006 (as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6, and as may be further amended from time to time, the “Schedule 13D”), with respect to the outstanding bearer shares with no par value (“Shares”), including Shares represented by American Depositary Shares (“ADSs”), of Schering Aktiengesellschaft, a German stock corporation (“Schering AG”). Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Unless otherwise indicated herein, terms used but not defined in this Amendment No. 7 shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended by supplementing it with the following:

From 12:00 p.m. New York time on September 8, 2006 through 12:00 p.m. New York time on December 4, 2006, Purchaser acquired 2,104,699 Shares (including Shares represented by ADSs).

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by deleting the lead-in sentence thereof and replacing it with the following:

The aggregate purchase price of EUR 16,198,683,920 for the acquisition of the 183,657,998 Shares (including Shares represented by ADSs) beneficially owned by the Reporting Persons was funded, as follows:

Item 4. Purpose of Transaction

The section entitled “Supervisory Board” of Item 4 of the Schedule 13D is hereby replaced in its entirety with the following new paragraph:

According to the articles of association of Schering, its supervisory board consists of 16 members, of which eight are elected by the general shareholders meeting and eight by the employees. As a result of the acquisition of the majority of Shares by the Reporting Persons, all shareholder representatives, with exception of two, have resigned their offices with effect as of the end of the extraordinary general meeting of Schering AG at which the shareholders of Schering AG were asked to vote on the Domination Agreement between Schering AG and the Purchaser (described below) held on September 13, 2006. As a consequence, six new shareholder representatives were elected at that extraordinary general meeting of Schering AG. On October 27, 2006, the membership of one of the employee representatives on the supervisory board ceased. His successor will be appointed by the competent German court. Werner Wenning, chairman of the management board of Bayer AG, became chairman of the supervisory board of Schering AG and Dr. Hubertus Erlen, the former chairman of the management board of Schering AG, became a further deputy chairman of the supervisory board of Schering AG.

The section entitled “Domination Agreement” of Item 4 of the Schedule 13D is hereby replaced in its entirety with the following new paragraphs:

On July 31, 2006 Purchaser and Schering AG entered into a domination and profit and loss transfer agreement (the “Domination Agreement”), with the Purchaser as the “controlling company” and Schering AG as the “controlled company.” Effectiveness of the Domination Agreement requires, among other things, the consent of at least 75% of the represented share capital at a general shareholders meeting of Schering AG. The Domination Agreement was approved by the shareholders of Schering AG at an extraordinary general shareholders meeting of Schering AG held on September 13, 2006, and was registered in the commercial register for Schering AG and became effective on October 27, 2006. Pursuant to the Domination Agreement, the Purchaser, and indirectly Bayer AG, is authorized to issue binding orders to the management board of Schering AG and thereby control the management of Schering AG’s business affairs. Pursuant to the Domination Agreement Schering AG has agreed to submit itself to the direction of, and to transfer its entire profits to, the Purchaser and the Purchaser agreed to compensate Schering AG for any annual net losses (Jahresfehlbetrag) incurred during the term of the Domination Agreement. Pursuant

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to applicable German law and the terms of the Domination Agreement, the Purchaser is obligated, upon the Domination Agreement becoming effective, to offer to acquire all outstanding Shares owned by any unaffiliated shareholders (aussenstehende Aktionäre) at their request in return for payment of “fair cash compensation” (angemessene Barabfindung) (the “Mandatory Offer”). The amount of this fair cash compensation, contractually agreed in the Domination Agreement, has been determined to be EUR 89.00 per Schering Share. On September 13, 2006, the day of the extraordinary general meeting of Schering AG, the Purchaser declared that it would increase the amount of the cash compensation of EUR 89.00 to the weighted average domestic stock exchange price per Schering Share in the last three months to be determined by the German Federal Financial Supervisory Authority pursuant to the German Takeover Act Regulation. The German Federal Financial Supervisory Authority determined EUR 89.36 per Schering Share as the weighted average domestic stock exchange price per Schering Share for the preceding three months as of September 13, 2006 in accordance with the German Takeover Act Regulation (so-called minimum price). Accordingly the Purchaser increased the offer price per Schering Share by an additional payment of EUR 0.36 per Schering Share resulting in a total offer price in the Mandatory Offer of EUR 89.36 per Schering Share. Further, under applicable German law and the terms of the Domination Agreement, for as long as the Domination Agreement remains in effect, any unaffiliated shareholders who have not elected to sell their Schering Shares to the Purchaser pursuant to the Mandatory Offer described above, will be entitled to receive recurring payments (Ausgleich) in proportion to their share in the share capital of Schering AG (the “Guaranteed Fixed Annual Dividend”) in lieu of any other future dividend. The annual amount of the Guaranteed Fixed Annual Dividend, which has been determined in accordance with applicable German law, will be EUR 4.60 per Share (less certain corporate taxes).

On November 30, 2006, the Purchaser commenced the Mandatory Offer following the filing of the required tender offer documentation with the SEC. The initial tender period for the Mandatory Offer (with withdrawal rights for holders of Schering Shares resident in the United States and holders of ADSs) will expire on December 29, 2006, midnight local time Frankfurt am Main, Germany, 6:00 p.m. local time New York, United States. A subsequent tender period will commence immediately upon expiration of the initial tender period and expire on January 24, 2007, midnight local time Frankfurt am Main, Germany, 6:00 p.m. local time New York, United States, unless thereafter extended.

The first paragraph of the section entitled “Delisting and Deregistration” of Item 4 of the Schedule 13D is hereby replaced in its entirety with the following new paragraph:

To the extent permissible under applicable law, the Reporting Persons will consider delisting the Schering securities in Switzerland and terminating the stock exchange listing on the NYSE. On November 24, 2006 the NYSE decided to suspend trading in Schering ADSs, ticker symbol SHR, and transfer them to the open market. The NYSE has taken this action in light of the small number of outstanding Schering Shares and ADRs following the Purchaser’s acquisition of more than 95% of Schering AG. In accordance with the provisions contained in the NYSE Listed Company Manual, the NYSE normally considers suspending trading in a stock if the number of outstanding securities falls below 600,000. On November 23, 2006, only about 518,000 outstanding Schering American Depositary Receipts remained in circulation. The NYSE also plans to apply to the SEC for Schering to be delisted in the United States.

The section entitled “Exclusion of Minority Shareholders” of Item 4 of the Schedule 13D is hereby amended by supplementing it with the following new paragraph:

On September 26, 2006 the Purchaser filed a request to the management board of Schering AG that in the general meeting of Schering AG a resolution on the squeeze-out be adopted, and asked the management board of Schering AG to take all measures necessary for adopting said resolution. An extraordinary general meeting of Schering AG called for the purpose of voting on a resolution with respect to the squeeze-out will be held in Berlin on January 17, 2007. The fair cash compensation (the "Squeeze-out Compensation") payable to then remaining unaffiliated Schering shareholders pursuant to a squeeze-out was determined by the Purchaser, with the assistance of KPMG Deutsche Treuhand-Gesellschaft Wirtschaftsprüfungsgesellschaft, based on the value of the Schering Shares of the unaffiliated Schering shareholders as of January 17, 2007 (the date on which the extraordinary general meeting of Schering AG called for the purpose of voting on a resolution with respect to the squeeze-out will be held) to be EUR 98.98 per Schering Share. The Squeeze-out Compensation of EUR 98.98 has been confirmed as fair by Dr. Ebner, Dr. Stolz & Partner GmbH, the expert auditor chosen and appointed by the court for the purpose of reviewing the Squeeze-out Compensation. The Squeeze-out Compensation of EUR 98.98 is higher than the offer price offered in the Mandatory Offer, mainly because of the decline in capital market returns that has occurred since September 13, 2006 (the day of the extraordinary general meeting of Schering AG at which the Domination Agreement was approved). If the Squeeze-out Compensation so determined to be EUR 98.98 is lower than the average stock exchange price of Schering Shares in the three month period immediately preceding January 17, 2007 (the date on which the extraordinary general meeting of Schering AG called for the purpose of voting on a resolution with respect to the squeeze-out will be held), then such three months average stock exchange price is to be paid as Squeeze-out Compensation.

The section entitled " Fair Cash Compensation" of Item 4 of the Schedule 13D is hereby amended by deleting the second sentence thereof and replacing the third sentence thereof with:

"If the average price of the Shares for the three month period prior to the applicable shareholders' meeting, insofar as such price is representative, exceeds the fair compensation amount so determined, then such value shall be paid as compensation instead."

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Item 5. Interest in Securities of the Issuer

The information set forth in Item 5 of the Schedule 13D is hereby deleted and restated in its entirety as follows:

(a) and (b)—The information contained on the cover pages of this Schedule 13D is incorporated herein by reference. Purchaser is the direct beneficial owner of 183,657,998 Shares as of 12:00 p.m. New York time on December 4, 2006, representing approximately 96.220% of all Shares (including Shares represented by ADSs) outstanding.

Bayer AG, as the holder of all equity interests in the Purchaser, has the power to vote and dispose of securities held by the Purchaser, and therefore may be deemed to have shared voting and dispositive power over the Shares beneficially owned by the Purchaser.

Except as described above, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in Item 2 hereof has beneficial ownership of any Shares, including Shares represented by ADSs.

(c)—From 9:00 a.m. New York time on June 9, 2006 through 12:00 p.m. New York time on December 4, 2006, Purchaser acquired 183,657,998 Shares. Except as described in this Schedule 13D, pursuant to the Tender Agreement or as otherwise set forth on Schedule C, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in Item 2 hereof has engaged in any transaction during the past 60 days in any Shares, including Shares represented by ADSs.

(d)—Not applicable.
(e)—Not applicable.

Schedule C

Schedule C of the Schedule 13D is hereby amended as follows:

1. The following information is added to the end of the table of purchases made by the Reporting Persons and the persons named in Item 2 of this Schedule 13D in the open market during the past 60 days:

		Number of	Price per
		Shares	Share or
Name	Date	or ADS	ADS

Purchaser	September 12, 2006	14,500	EUR 91.25
Purchaser	September 12, 2006	75,500	EUR 91.35
Purchaser	September 12, 2006	298	EUR 91.45
Purchaser	September 13, 2006	1,500	EUR 91.20
Purchaser	September 13, 2006	36,012	EUR 91.25
Purchaser	September 13, 2006	399	EUR 91.27
Purchaser	September 13, 2006	320	EUR 91.28
Purchaser	September 13, 2006	1,286	EUR 91.30
Purchaser	September 13, 2006	569	EUR 91.38
Purchaser	September 13, 2006	765	EUR 91.39
Purchaser	September 13, 2006	9,149	EUR 91.40
Purchaser	September 14, 2006	48	EUR 91.23
Purchaser	September 14, 2006	25,000	EUR 91.27
Purchaser	September 14, 2006	1,999	EUR 91.28
Purchaser	September 14, 2006	77,301	EUR 91.30
Purchaser	September 14, 2006	25,469	EUR 91.40
Purchaser	September 14, 2006	7,019	EUR 91.45
Purchaser	September 14, 2006	332	EUR 91.46
Purchaser	September 14, 2006	50,000	EUR 91.50
Purchaser	September 15, 2006	7,367	EUR 91.30
Purchaser	September 15, 2006	116	EUR 91.37
Purchaser	September 15, 2006	500	EUR 91.39
Purchaser	September 15, 2006	3,740	EUR 91.40
Purchaser	September 15, 2006	321	EUR 91.48
Purchaser	September 15, 2006	82,975	EUR 91.50
Purchaser	September 15, 2006	1,540	EUR 91.73
Purchaser	September 15, 2006	200	EUR 91.74
Purchaser	September 15, 2006	1,438,211	EUR 91.75
Purchaser	September 18, 2006	5,100	EUR 91.70
Purchaser	September 18, 2006	1,773	EUR 91.71
Purchaser	September 18, 2006	3,812	EUR 91.72
Purchaser	September 18, 2006	720	EUR 91.74
Purchaser	September 18, 2006	13,412	EUR 91.75

Item 7. Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibit:

Exhibit 14 Offer Document published November 30, 2006 (incorporated herein by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed by Purchaser and Bayer AG on November 30, 2006.

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Signatures

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2006.

Bayer Aktiengesellschaft

By:	/s/ DR. ROLAND HARTWIG

Name: Dr. Roland Hartwig
Title: General Counsel

By:	/s/ DR. ALEXANDER ROSAR

Name: Dr. Alexander Rosar
Title: Head of Investor Relations

Bayer Schering GmbH

By:	/s/ DR. ARMIN BUCHMEIER

Name: Dr. Armin Buchmeier
Title: Managing Director

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